March 10, 2006
Ms. Lisa Vanjoske
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street N.E.
Mail Stop 6010
Washington, D.C. 20002
VIA FACSIMILE AND COURIER
Re: McKesson Corporation
Form 10-K for the year ended March 31, 2005
File Number: 1-13252
Dear Ms. Vanjoske:
     On behalf of McKesson Corporation (the “Company”), we are responding to the additional questions and requests for information from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as confirmed in our conversations held on January 17, 2006 and February 13, 2006. These requests supplement our November 30, 2005 response to the Commission as it pertains to the review of the Company’s Form 10-K for the year ended March 31, 2005. We have recited the Staff’s question in bold type below, and have followed each question with the Company’s response.
1.	With respect to the Company’s disclosures for sales to customers’ warehouses, clarify how the product is processed. How does this process differ for direct store deliveries? Additionally, expand on the term “generally” in the Company’s response (i.e., “generally in the same form as received from the manufacturer”).

We have two types of U.S. distribution centers: a regional distribution center (“RDC”) in Memphis, TN, and 27 [1] forward distribution centers (“FDCs”) across the U.S.

Our RDC receives inventory, in large volume cases, from approximately 200 manufacturers. The RDC ships to both our FDCs as well as to 6 customers who are self-warehousing (“sales to customers’ warehouses”). Our RDC ships to customers in large quantities, generally[2] in the same format as received from the manufacturers. These shipments consist of a large shipping container which includes an assortment of cases picked from our inventory from numerous manufacturers.

Our RDC, which we believe is unique within our industry, offers an advantage to our self-warehousing customers in that they can, by purchasing product from the Company, consolidate multiple vendor receipts and invoices, while imposing various inventory management requirements on us. As a result, our customers benefit from operational efficiencies and working capital management.

Our FDCs receive inventory from approximately 300 manufacturers, as well as from the RDC. Shipments received from the RDC and the manufacturers are broken down into smaller individual units. Customer shipments consist of a plastic tote with individual unit quantities from several manufacturers. Our FDCs ship to over 30,000 customers (“direct store deliveries’ sales”).

[1]	All statistical information is as of March 31, 2005.

[2]	By “generally”, we are referring to the fact that an immaterial percentage of purchases are broken down to smaller lot quantities and subsequently shipped to our customers’ warehouses.

We order our inventory for both the RDC and the FDCs based on estimated customer demand and other customer service level requirements such as fill rates, accuracy levels and on-time delivery. Upon receipt of the inventory, we inspect the product, physically place it in our warehouse and record it as book inventory within our financial systems. We take title to and own all purchased inventory. Our customers order product directly from us through purchase orders. Product is picked from the warehouse, packaged, quality controlled (as to the quantities and product ordered as well as product dating), and shipped to our customers.
2.	What are the rights and obligations of parties involved in sales to customers’ warehouses and direct store deliveries? Why does the Company offer sales to customers’ warehouses?

The rights and obligations of parties involved for sales to customers’ warehouses and direct store deliveries’ sales are the same. For both types of sales we take possession of and own the inventory until customers place their orders and ownership of the inventory has been transferred to our customers. We bear the inventory risk and credit risk of collection from our customers. Our vendors’ rights include our payment of their invoices and their obligations to us consist of providing appropriate quantities and correct products, as well as adequate product dating. Our customers’ rights include shipment of appropriate quantities and correct products and that we adhere to various service levels as specified in our agreement with each customer. Our customers’ obligations are to provide payment of our invoices to us.

We offer deliveries to our self-warehousing customers to accommodate our customers’ needs. We believe that these customers value this service because they receive a consolidated shipment from the Company encompassing product from numerous manufacturers to their warehouses, thus decreasing their procurement, scheduling, handling and processing efforts. These customers also benefit from better working capital management. We financially benefit from additional income that is derived from these sales as well as from favorable cash flow (see response No. 4).
3.	Has the customer ever looked to the Company for acceptability of the products purchased, including but not limited to the quantity, quality, and/or return rights of purchased products?

For both sales to customers’ warehouses and direct store deliveries sales, customers have looked to the Company with respect to the shipment of appropriate:
•	product ordered,

•	quantities of product,

•	handling of the product (e.g. if the product requires refrigeration),

•	inventory dating, and

•	undamaged product packaging.
Customers have not looked to the manufacturer with respect to the above noted matters; however, they have looked to the manufacturers with respect to the efficacy of the product (e.g. product recalls).

Customers may return saleable product to us for credit. We provide a reserve for estimated sales returns. For product that is unsaleable (e.g. damaged, expired), the customer generally returns the product to a third party reverse logistics processor or to the manufacturer directly for credit. The manufacturer often gives us credit for the returned product and we return the credit to the customer.

4.	What are the payment terms to the manufacturer from the Company and then to the Company from the customer with respect to sales to customers’ warehouses? What is the cash flow advantage? How does this differ from direct store deliveries?

For both sales to customers’ warehouses and direct store deliveries sales, average payment terms to the manufacturers were 2% net 41 days as of March 31, 2005.

For both sales to customers’ warehouses and direct store deliveries sales, average payment terms for our customers were 19 days as of March 31, 2005.

We have a cash flow advantage in that we collect our receivables from customers before we pay the manufacturer. Our payments to the manufacturers, however, must be made regardless of our collection of the receivables from our customers. Additionally, our inventory turns faster at our RDC, which further contributes to our cash flow advantage.
5.	Provide evidence (e.g. a contract) that the Company is the primary obligor with respect to its sales to customers’ warehouses.

We are the primary obligor with respect to our sales to customers’ warehouses as we take title to and possession of the inventory and we assume collection risk from our customers, as well as risk of loss during the time that we hold the inventory or return the product.

As further evidence that we are the primary obligor, as a result of the transfer of the ownership of the inventory, we also assume risk of loss from delivery to our customers or return of the product. For the year ended March 31, 2005, customer returns for the Company were approximately $853 million (or approximately 1% of total revenues), a substantial portion of which pertained to our U.S. pharmaceutical distribution business for both sales to customers’ warehouses and direct store deliveries sales.
6.	Explain why the Company does not disclose its revenues by therapeutic drug classification.

We do not disclose our revenues by therapeutic drug classification as we do not purchase, sell or manage our business in this manner. Specifically, our contracts with the manufacturers and customers are based on total volume of purchases and make no reference to therapeutic drug classification. Drug classification by therapeutic type is not particularly meaningful to us as we do not research, develop, market or manufacture drugs.

     We trust the foregoing questions sufficiently address the issues you raised in our conversations. If you have any further comments or questions, please do not hesitate to contact me at (415) 983-9390. Thank you for your continued cooperation.
Sincerely,
/s/ Nigel A. Rees
Nigel A. Rees
Corporate Controller

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